Exhibit 99.4

Gaffney, Cline & Associates, Inc. 5555 San Felipe St., Suite 550 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

April 01, 2019

Julio Herrera

CFO Upstream

Ecopetrol S.A.

Calle 13 No. 36 -34

Bogotá, D.C.

Colombia

Julio.Herrera@ecopetrol.com.co

Dear Julio,

SEC Reserves Statement
for Sixty Four Fields in Colombia
as of December 31, 2018

This Proved reserves statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on March 01, 2019 at the request of Ecopetrol S.A. (Ecopetrol, or “the Client”), operator and interest participant in 64 fields in the Lower, Middle and Upper Magdalena Valley, Catatumbo, and Llanos Orientales Basins, Colombia. This report is intended for use in conjunction with Ecopetrol’s December 31, 2018 filing obligations with the US Securities and Exchange Commission (SEC).

This report relates specifically and solely to the subject matter as defined in the scope of work in the Proposal for Services and is conditional upon the assumptions described herein. The report must be considered in its entirety and must only be used for the purpose for which it was intended.

FDS/jls/AB-18-2021.00
Ecopetrol S.A.	1

GCA has conducted an independent certification examination, as of December 31, 2018, of the hydrocarbon liquids and natural gas reserves of the fields indicated in the following Table 1:

Table 1: Assets and Fields Reviewed by GCA

AREA	FIELD	BASIN	AREA	FIELD	BASIN
ARRAYAN	ARRAYAN	Upper Magdalena Valley	DINA CRETACEO	PALOGRANDE	Upper Magdalena Valley
BALCON	BALCON	Upper Magdalena Valley		DINA CRETACEO	Upper Magdalena Valley
CAGUAN	ESPINO	Upper Magdalena Valley	DINA NORTE	DINA TERCIARIO ECP	Upper Magdalena Valley
	RIO CEIBAS	Upper Magdalena Valley	ESTACION VIGIA	VIGIA	Llanos
CARACARA	CARACARA SUR A	Llanos		VIGIA SUR	Llanos
	CARACARA SUR B-C	Llanos	HOBO	YAGUARA	Upper Magdalena Valley
	UNUMA	Llanos	LAS MONAS	CORAZON	Middle Magdalena Valley
CARACARA_JAGUAR	ELIZITA	Llanos		CORAZON WEST	Middle Magdalena Valley
	PEGUITA	Llanos		LA SALINA	Middle Magdalena Valley
	PEGUITA II	Llanos		PAYOA	Middle Magdalena Valley
	PEGUITA III	Llanos	LISAMA	LISAMA	Middle Magdalena Valley
	PEGUITA SOUTH WEST	Llanos		NUTRIA	Middle Magdalena Valley
CARACARA_TORO SENTADO	RANCHO QUEMADO	Llanos		TESORO	Middle Magdalena Valley
	TORO SENTADO	Llanos	NEIVA CPI	DINA TERCIARIO	Upper Magdalena Valley
	TORO SENTADO WEST	Llanos	ORIPAYA	ORIPAYA	Catatumbo
CHIPIRON	ARAGUATO	Llanos	PROVINCIA	AULLADOR	Middle Magdalena Valley
	BAYONERO	Llanos		BONANZA	Middle Magdalena Valley
	CHIPIRON	Llanos		PROVINCIA	Middle Magdalena Valley
	GALEMBO	Llanos	RONDON	CAÑO RONDON	Llanos
	JIBA UNIFICADO	Llanos		CARICARE	Llanos
	MACANA	Llanos	SAN FRANCISCO	SAN FRANCISCO	Upper Magdalena Valley
COSECHA	CANAGUEY (COSECHA Y)	Llanos	SAN ROQUE	SAN ROQUE	Middle Magdalena Valley
	GOLONDRINA (COSECHA V)	Llanos	SANTA CLARA	PALERMO	Upper Magdalena Valley
	MORROCOY	Llanos		SANTA CLARA	Upper Magdalena Valley
	REX	Llanos	TELLO	LA JAGUA	Upper Magdalena Valley
	REX NE	Llanos		TELLO	Upper Magdalena Valley
	TERECAY (COSECHA G)	Llanos	TEMPRANILLO	TEMPRANILLO	Upper Magdalena Valley
CRAVO NORTE	CAÑO LIMON	Llanos		TEMPRANILLO NORTE	Upper Magdalena Valley
	CAÑO YARUMAL	Llanos	TIBU	TIBU	Catatumbo
	REDONDO	Llanos	TISQUIRAMA	TISQUIRAMA	Middle Magdalena Valley
	TONINA	Llanos	TISQUIRAMA ASOCIACION	LOS ANGELES	Middle Magdalena Valley
DINA CRETACEO	CEBU	Upper Magdalena Valley		QUERUBIN	Middle Magdalena Valley

Ecopetrol S.A.
April 01, 2019	2

On the basis of technical and other information made available to GCA concerning these property units, GCA hereby provides the reserves statement in the following table 2:

Table 2: Statement of Hydrocarbon Reserves Volumes
64 Fields, Colombia
as of December 31, 2018

	Reserves Net to Ecopetrol’s Interest
	Oil/Condensate, NGL and Gas sales			Consumed in Operations
Reserves	Oil/Cond. (Thousands of Barrels)	NGL (Thousands of Barrels)	Gas Sales (Millions of Cubic Feet)	Fuel Oil (Thousands of Barrels)	Fuel gas (Millions of Cubic Feet)
Developed	77,760	1,988	43,545	2,226	29,914
Producing	72,857	1,970	42,397	2,202	29,269
Non-Producing	4,904	18	1,148	24	645
Undeveloped	19,805	1,075	35,041	102	2,303
Total Proved	97,565	3,063	78,586	2,327	32,217

Notes:

1.	Oil and condensate reserves net to Ecopetrol’s interest represent volumes after the deduction of royalties under the concessions that govern the assets, based on Ecopetrol’s working interest.

2.	Gas and NGL reserves net to Ecopetrol’s working interest include gas and NGL royalty volumes that are required to be paid in cash according to Resolutions 877 and 351 from ANH and the corresponding clarification note from ANH# 20146240188522.

3.	Net oil, Net NGL and Net sales gas reserves exclude volumes consumed in operations (fuel gas or fuel oil), which are reported separately.

4.	Fuel oil and fuel gas represent working interest volumes consumed in operations.

5.	The above Reserves include production:

a.	until the economic limit when contracts are solely operated by Ecopetrol.

b.	beyond the end of the current license period in concession contracts that include an expiry date. It was assumed that those licenses would revert to Ecopetrol as the sole license holder at the expiry of the contract and based on information provided by Ecopetrol normally include a 12% increase in the royalty rate at contract expiry.

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline and LPG estimated to be recovered during field separation and plant processing and are reported in thousands of stock tank barrels. The volumes reported as gas represent expected gas sales and are reported in millions of standard cubic feet at standard conditions of 14.7 psia and 60 degrees Fahrenheit. The sales gas volumes have been reduced for fuel usage in the field and shrinkage because of processing.

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation of a contract or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

Ecopetrol has advised GCA that these Proved volumes represent 7% of Ecopetrol’s total Proved reserves on an oil-equivalent basis. GCA is not in a position to verify this statement as it was not requested to review Ecopetrol’s other oil and gas assets.

Ecopetrol S.A.
April 01, 2019	3

Descriptions of the fields are included in the separate technical reports.

Reserves Assessment

This certification examination was based on reserves estimates and other information provided by Ecopetrol to GCA through December 2018, and included such tests, procedures and adjustments as were considered necessary. Field data and information provided by Ecopetrol varies from field to field. Ecopetrol provided production data sets up to September 2018. All questions that arose during the course of the certification process were resolved to our satisfaction.

Technical information and comments related to the methodology followed to certification the reserves volumes for each one of the fields is presented in separate individual field reports. As these reports are quite extensive and detailed, the significant points of the work performed are summarized below.

Recoverable volume estimates as derived from profiles of expected future performance were checked for consistency with the development plans provided by Ecopetrol. These were further verified on the basis of individual well decline analysis, typical well performance models, material balance calculations, reservoir simulation results, analogies, etc. as appropriate to the available information and category of the reserves. Gross reserves and those net to Ecopetrol’s interests were verified on the basis of the fiscal and contractual terms applicable for each field.

In order to confirm estimates of petroleum initially in place, the structural and stratigraphic descriptions of the accumulations, various reservoir limits, petrophysical rock parameters and reservoir fluid properties were reviewed, checked for reasonableness and/or modified as appropriate based on information and data supplied by Ecopetrol. Reservoir and individual well performance were analyzed in order to assess the predominant reservoir drive mechanisms currently active in the fields and those expected to affect the future production performance.

The economic tests for the December 31, 2018 reserve volumes were based on a prior twelve-month first-day-of-the-month average reference price for Brent crude of US$72.20/Bbl, corrected for location and quality to a weighted average wellhead price of US$71.34/Bbl. Sales gas and plant product prices were advised by Ecopetrol according to existing contracts and/or regulations. No price escalation has been included, other than as provided for in existing contracts. The following tables include additional details of these prices:

Ecopetrol S.A.
April 01, 2019	4

Oil and Condensate Prices

Note	Price US$/Bbl

12 month average price for Brent Crude used as reference for the crude prices in Colombia.	72.20
Weighted average of the prices adjusted for location and quality used to derive proved oil and condensate proved reserves for the different fields in Colombia	71.34

Product Plant Prices (NGL)

Note	Zone	Price US$/Bbl
NGL prices used in cash flows	Barranca	34.46
	Dina	31.67
Weighted average price adjusted for location to determine proved reserves in Colombia assets		33.86

GAS PRICES

Note	Price US$/MMBTU

Based on firm and existing gas contracts	Varies by field based on information provided by Ecopetrol.
Weighted average price based on current contracts used to derive proved reserves in Colombia assets	6.28

Future capital costs for operated and non-operated fields were provided by Ecopetrol.

Recent historical operating expense data were used as the basis for operating cost projections. GCA has found that sufficient capital investments and operating expenses have been projected to produce the estimated volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquids and gas volumes at December 31, 2018 are, in the aggregate, reasonable and the reserves classification and categorization is appropriate and consistent with the SEC definitions and guidelines for reserves.

GCA concludes that the methodologies employed by Ecopetrol in the derivation of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process are adequate. GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of Ecopetrol to produce the estimated reserves.

Ecopetrol S.A.
April 01, 2019	5

Basis of Opinion

This document reflects GCA’s informed professional judgment based on accepted standards of professional investigation and, as applicable, the data and information provided by the Client, the limited scope of engagement, and the time permitted to conduct the evaluation.

In line with those accepted standards, this document does not in any way constitute or make a guarantee or prediction of results, and no warranty is implied or expressed that actual outcome will conform to the outcomes presented herein. GCA has not independently verified any information provided by or at the direction of the Client, and has accepted the accuracy and completeness of these data. GCA has no reason to believe that any material facts have been withheld from it, but does not warrant that its inquiries have revealed all of the matters that a more extensive examination might otherwise disclose.

The opinions expressed herein are subject to and fully qualified by the generally accepted uncertainties associated with the interpretation of geoscience and engineering data and do not reflect the totality of circumstances, scenarios and information that could potentially affect decisions made by the report’s recipients and/or actual results. The opinions and statements contained in this report are made in good faith and in the belief that such opinions and statements are representative of prevailing physical and economic circumstances.

In the preparation of this report GCA has used Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (see Appendix II)

There are numerous uncertainties inherent in estimating reserves and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserves assessments must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves prepared by other parties may differ, perhaps materially, from those contained within this report.

The accuracy of any reserves estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

GCA’s review and certification involved reviewing pertinent facts, interpretations and assumptions made by Ecopetrol or others in preparing estimates of reserves. GCA performed procedures necessary to enable it to render an opinion on the appropriateness of the methodologies employed, adequacy and quality of the data relied on, depth and thoroughness of the reserves and resources estimation process, classification and categorization of reserves and resources appropriate to the relevant definitions used, and reasonableness of the estimates.

Ecopetrol S.A.
April 01, 2019	6

Definition of Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce, or a revenue interest in, the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status. The proved reserves volumes quoted herein have been derived within the context of an economic limit test (ELT) assessment (pre-tax and exclusive of accumulated depreciation amounts).

GCA has not undertaken a site visit and inspection because it was not included in the scope of work. As such, GCA is not in a position to comment on the operations or facilities in place, their appropriateness and condition, or whether they are in compliance with the regulations pertaining to such operations. Further, GCA is not in a position to comment on any aspect of health, safety, or environment of such operation. Nevertheless, GCA was informed about the disposal of Cravo Norte Area’s produced water into the PF2 Estero La Conquista and PF2 Estero Agua Verde; this was approved by the environmental authority until November 25, 2021. Ecopetrol guarantees that the environmental permit will be renewed during the first quarter of 2021 under current Colombia Law (art 50 decreto 3930). If not granted, Ecopetrol may need to implement a costlier alternative of injecting such water, which may have an impact in the economic limit and in consequence in the estimated reserves volumes for the fields in such area.

This report has been prepared based on GCA’s understanding of the effects of petroleum legislation and other regulations that currently apply to these properties. However, GCA is not in a position to attest to property title or rights, conditions of these rights (including environmental and abandonment obligations), or any necessary licenses and consents (including planning permission, financial interest relationships, or encumbrances thereon for any part of the appraised properties).

Qualifications

In performing this study, GCA is not aware that any conflict of interest has existed. As an independent consultancy, GCA is providing impartial technical, commercial, and strategic advice within the energy sector. GCA’s remuneration was not in any way contingent on the contents of this report.

In the preparation of this document, GCA has maintained, and continues to maintain, a strict independent consultant-client relationship with Ecopetrol. Furthermore, the management and employees of GCA have no interest in any of the assets evaluated or related with the analysis performed as part of this report. The qualifications of the technical person primarily responsible for overseeing this certification are provided in Appendix I.

Ecopetrol S.A.
April 01, 2019	7

Staff members who prepared this report hold appropriate professional and educational qualifications and have the necessary levels of experience and expertise to perform the work.

Notice

This report was prepared for public disclosure in its entirety by Ecopetrol S.A. in conjunction with its reporting obligations to the SEC. Ecopetrol S.A. will obtain GCA's prior written approval for any other use of any results, statements or opinions expressed to Ecopetrol S.A. in this report that are attributed to GCA.

Yours sincerely,

Gaffney, Cline & Associates

Project Manager
Fabio Chiarandini, Principal Advisor

Reviewed by
Rawdon Seager, Technical Director

Appendices

Appendix I	Technical Qualifications of Person Primarily Responsible for Certification
Appendix II	SEC Reserves definition

Ecopetrol S.A.
April 01, 2019	8

Appendix I
Technical Qualifications of Person Primarily Responsible for Certification

Ecopetrol S.A.
April 01, 2019

Fabio David Chiarandini

The certification of certain of Ecopetrol’s interests prepared by Gaffney, Cline & Associates (GCA), the results of which are presented in this report, was carried out by engineers and geoscientists under the direction of Mr. Fabio David Chiarandini.

Mr. Chiarandini is a Principal Advisor at GCA and is responsible for preparing reserves certifications and field evaluations. He has more than 25 years of experience in petroleum engineering with at least 9 years being in responsible charge of the estimation and evaluation of oil and gas reserves. Mr. Chiarandini holds a Bachelor degree in Petroleum Engineering from the Universidad de Buenos Aires, and a Master’s Degree in International Business from the University Nacional de Cuyo and Ecole Nationale Des Ponts et Chaussées(France). He also holds an Associate’s Degree in Renewable Energy from UCEMA.

Before joining GCA, Mr. Chiarandini worked for Chevron, including as the qualified reserves engineer for the Latin American and Appalachian business units. His prior experience also includes the development of onshore and offshore operations in Brazil, Colombia, Thailand and Indonesia.

He is a member in good standing of the Society of Petroleum Engineers (SPE). He belongs to the board of directors commission.

Ecopetrol S.A.
April 01, 2019

Appendix II
SEC Reserves Definitions

Ecopetrol S.A.
April 01, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING1

Oil and Gas Reserves Definitions and Reporting

(a)	Definitions

(1)  Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2)  Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3)  Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4)  Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5)  Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6)  Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

[1]	Extracted from 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08] RIN 3235-AK00].
Ecopetrol S.A.
April 01, 2019

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)	Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)	Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)	Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8)  Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9)  Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in pail as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)	Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.

Ecopetrol S.A.
April 01, 2019

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii)	Dry hole contributions and bottom hole contributions.

(iv)	Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) Oil and gas producing activities.

(i)	Oil and gas producing activities include:

(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C)	The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1)	Lifting the oil and gas to the surface; and

(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D)	Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.
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Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b.	In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii)	Oil and gas producing activities do not include:

(A)	Transporting, refining, or marketing oil and gas;

(B)	Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D)	Production of geothermal steam.

(17)  Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

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April 01, 2019

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19)  Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20)  Production costs.

(i)	Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, they become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

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April 01, 2019

(A)	Costs of labor to operate the wells and related equipment and facilities.

(B)	Repairs and maintenance.

(C)	Materials, supplies, arid fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E)	Severance taxes.

(ii)	Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21)  Proved area. The part of a property to which proved reserves have been specifically attributed.

(22)  Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

Ecopetrol S.A.
April 01, 2019

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23)  Proved properties. Properties with proved reserves.

(24)  Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25)  Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26)  Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Ecopetrol S.A.
April 01, 2019

(27)  Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28)  Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29)  Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30)  Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31)  Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32)  Unproved properties. Properties with no proved reserves.

Ecopetrol S.A.
April 01, 2019